EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Earnings - Basic
(Unaudited)

	12 Weeks Ended
thousands, except share and per share data	April 28, 2007	April 29, 2006

Basic:
Net earnings applicable to common shares	$ 2,555	$ 1,844

Shares:
Weighted average number of common and
common equivalent shares outstanding	16,981,744	16,981,047
Less: Treasury stock - weigted average	(10,618,299)	(10,616,198)

Weighted average number of common and common
equivalent shares outstanding	6,363,445	6,364,849

Net earnings per common and common equivalent shares	$ 0.40	$ 0.29